December 24, 2013

Ms. Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Winthrop Realty Trust
Form 10-K for the fiscal year ended December 31, 2012
Filed March 13, 2013, File No. 001-06249

Dear Ms. Monick:

We are responding to your comment letter dated December 12, 2013, to John A. Garilli, Chief Financial Officer of Winthrop Realty Trust (the “Trust”) relating to the report referenced above.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the fiscal year ended December 31, 2012

Item 1 - Assets Page 7

1.
In future Exchange Act periodic reports, please clarify what you consider to be Class A properties and Class B properties.  For example, please explain why the building in Cerritos is considered a Class B property.

Response:

In future Exchange Act periodic reports we will clarify how we classify our properties.  Our classification is generally based on the condition of the property in terms of finishes, amenities, and other similar items relative to other properties in the same market.  In regards to the Cerritos property, the property does not contain high end finishes or other amenities that can be found in the top tier properties in that market.  As a result, we consider it to be a Class B property.

2.
In future Exchange Act periodic reports, to the extent you engage in development projects or the redevelopment of your properties, and to the extent such development or redevelopment is material, please provide disclosure regarding your anticipated completion date, costs incurred to date, and budgeted costs.

Response:

In future Exchange Act periodic reports we will, to the extent they are material, provide disclosure regarding anticipated completion date, costs incurred to date and budgeted costs for any development, or re-development, projects.

Item 1 – Loan Assets, page 10

3.
We note your response to comments 1 and 2 in your letter dated August 9, 2011. In light of the disclosures made on page 101 of your filing, please update your Loan Asset chart in future filings to provide the weighted average borrowing costs for all loan assets which you have financed and indicate the ratio of loan principal (debt) to loan asset (receivable).

Response:

In future Exchange Act filings we will include in our Loan Asset chart the weighted average borrowing costs for all loan assets which have been financed.  Additionally, for those loan assets which have been financed, we will provide the ratio of loan principal (debt) to loan assets (receivable).

Item 2 – Properties – Lease Expirations, page 31

4.	In future Exchange Act periodic reports please provide disclosure regarding your lease expirations for the next ten years. Please refer to Item 15(f) of Form S-11 for guidance.

Response:

In future Exchange Act periodic reports, pursuant to Item 15(f) of Form S-11, we will expand the Lease Expirations table to include information for each of the next ten years.

The Lease Expirations table will include, for each of the subsequent ten years, (i) the number of tenants whose leases will expire in each year, (ii) the total square footage covered by such leases, (iii) the annual contractual rent represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

5.
We note that you have recognized about $2.5 million in operating property impairments during 2012 related to properties where your assumptions related to holding periods have changed.  We also noted that occupancy levels shown on pages 27 to 30 include two office properties with percentage leased rates of 50% and 1% for River City/Marc Realty and Lisle, IL, respectively.  Please summarize how your impairment testing addressed these low occupancy rate properties.

Response:

The Trust’s Investment Review Committee, consisting of the President, Chief Financial Officer and other members of senior management reviews each of the Trust’s long-lived assets used in operations for impairment following the end of each quarter to first determine if there were any events or changes in circumstances, such as a decline in value driven by a decline in a long-lived asset’s occupancy, which indicate that a long-lived asset’s carrying amount may not be recoverable.  This included the significant occupancy declines at our River City/Marc Realty and Lisle, IL properties as discussed on pages 27 - 30.  Based on the guidance in ASC 360-10-35-17, an impairment loss is recognized if the carrying amount of an asset is not recoverable and exceeds the fair value of the asset.  If such criteria are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value.  The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding the Trust’s anticipated hold period, future lease-up costs, stabilized occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.  With respect to the River City/Marc Realty and Lisle, IL properties, management prepared updated cash flow models to reflect costs associated with vacancy down-time as well as lease up costs such as tenant improvements and leasing commissions.  The Trust’s anticipated hold period for each of these properties was 10 years, which was reflected in the cash flow models.  In the case of the River City property, the decline in occupancy was primarily due to the loss of a single tenant which occupied approximately 22% of the building. In both cases, it was determined that the revised undiscounted cash flows exceeded the Trust’s carrying value of these properties and the properties were not impaired as of December 31, 2012.

As the River City/Marc Realty and Lisle, IL properties were “long-lived assets classified as held and used” and long-lived assets held and used are evaluated first for recoverability based on an undiscounted basis prior to measuring any impairment, our general policy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate, impairment loss may be recognized and such loss could be material.  If we determine that impairment has occurred, the affected assets will be reduced to their fair value.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 62

6.
In future filings, on the Consolidated Statements of Operations and Comprehensive Income (Loss) please re-title your EPS line items for Net income attributable to Winthrop Realty Trust to be Net income attributable to common shares.  Further, within your Selected Financial Data please re-title Net income (loss) to be Net income (loss) attributable to Winthrop Realty Trust.

Response:

The requested line item title changes will be made to the Consolidated Statements of Operations and Comprehensive Income (Loss) and to our Selected Financial Data in future Exchange Act periodic reports.

Notes to Consolidated Financial Statements, pages 67, 79 & 80

7.
We note you assumed a $23,000,000 non-recourse A Note and a $14,500,000 non-recourse B Note in conjunction with your acquisition of the property in Cerritos.  Your summary of your allocation of the aggregate purchase price appears to only account for debt assumed of $23,000,000.  Please tell us how you accounted for the $14,500,000 B Note.

Response:

Prior to the Trust’s acquisition of the property located in Cerritos, CA, the property was encumbered by a defaulted $37,500,000 first mortgage loan which bore interest at 5.6996% per annum.  Concurrently with the Trust’s acquisition of the property, the Trust entered into a loan modification agreement (“Loan Agreement”) with the first mortgage lender.  The Loan Agreement split the first mortgage into a $23,000,000 A Note (the “A Note”) bearing interest at 5.0691% per annum and a $14,500,000 B Note (the “B Note”) which bears interest at 6.6996% per annum and requires monthly interest only payments of approximately $12,000 with the balance of the interest accruing.  Additionally, the Loan Agreement stipulates that the B Note is subordinate to the Trust’s invested capital.  As a result of these transactions, the effective liquidation preference, from highest to lowest, for this entity is the A Note, the Trust’s equity, and the B Note.

Given that property operations were ongoing and rental income was immediately available at the property in Cerritos at the time of the Trust’s acquisition, the acquisition is considered to be an acquisition of a business and is accounted for under the guidance of ASC 805 with all of the assets acquired and liabilities assumed recorded at their fair value upon the Trust gaining control.

The Loan Agreement stipulates that the B Note may be satisfied for an amount less than par should the property be sold during a specified time period as defined in the Loan Agreement.  The fair value of the B Note was determined based upon the estimated cash flows of required interest payments of approximately $12,000 per month plus the residual value payable to the lender from the sale of the property that would be payable at the projected capital event disposal date.  The estimated fair value of the B Note was approximately $891,000 at the time of acquisition.

The B Note is subordinate to the Trust’s preferred return and the Trust may not be required to satisfy the B Note in order for the lien to be released.  Under the terms of the Loan Agreement, the B Note holder participates in the appreciation of the fair value of the property by sharing in the profits upon an approved sale of the property up to the balance of the B Note.  The lender’s participation reduces the Trust’s potential realization of the potential gain on sale, however the participation feature allowed the Trust to reduce the contractual stated interest required and provided for a time bound alternative to repaying the stated mortgage of the property.  Based on these characteristics, the Trust concluded that the B Note should be characterized as a participating mortgage loan in accordance with ASC 470-30.  Through the purchase price allocation, the Trust recorded a liability of $891,000 which is the fair value of the participation feature at the inception of the loan.  This amount is included in the “above market debt adjustment assumed” line item in the summary of our allocation of the aggregate purchase price on page 80.

Houston, Texas Operating Property – Non-Controlling Interest, page 82

8.
We note your disclosure that Westheimer is a consolidated entity and that you increased your ownership in Westheimer from 8% to 30% with a tender offer conducted in the fourth quarter of 2012.  Please tell us whether or not Westheimer was a consolidated entity prior to the tender offer which you conducted and discuss the basis for your decision to consolidate Westheimer.

Response:

Westheimer was a consolidated entity prior to the tender offer.

Westheimer is a limited partnership that holds a 100% interest in a property located in Houston, TX.  The property is triple net leased to a single tenant which occupies 100% of the property.  Prior to the tender offer the Trust held an 8% interest inclusive of the general partner interest.  It was determined that the Trust does not hold a variable interest in a VIE because Westheimer does not contain the characteristics of a variable interest entity per ASC 810-10-15-14.  Specifically, Westheimer is sufficiently capitalized to finance its activities, the equity holders have the power to direct the activities of the entity, the equity holders will absorb the expected losses and are entitled to the expected residual returns, and the balance between economics and power are not disproportionate.

This entity is consolidated under voting interest, (“VOE”), guidance.  Westheimer is a limited partnership of which the Trust is the general partner.  In accordance with the Westheimer partnership agreement, the general partner shall manage, control and conduct the business of the entity, and all decisions affecting the entity, its policy and management shall be made by the general partner.  The limited partners have no rights other than as it relates to major decisions such as the sale or other disposition of the entity’s assets. The general partner may be removed from the partnership only for cause.  Under ASC 810-20-25-3: “The general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership.  As such, the Trust has consolidated Westheimer since its acquisition of the general partner interest.  The tender offer in 2012 did not result in a change of control and therefore did not affect this conclusion.

Equity Investments, page 93

9.
We note that you have reflected a 60.9% ownership interest in 701 7th WRT Investors LLC and a 66.67% ownership interest in both Concord and CDH CDO.  Please tell us how you determined that it was appropriate to account for your interest in these entities as equity investments.

Response:

With every new investment, management of the Trust evaluates facts and circumstances surrounding the partnership and operating agreements associated with the investment under consolidation guidance within the Accounting Standards Codification.   The investment is first evaluated under the guidance for variable interest entities (VIE’s) and then, if necessary, under VOE guidance.

On October 16, 2012 the Trust entered into a joint venture, 701 7th WRT Investors LLC, to acquire and redevelop a 120,000 square foot property and associated air rights located at 701 Seventh Avenue in New York, NY.  The Trust made an initial contribution of $28,971,000 to acquire a 60.9% interest in the venture.

In regards to the investment in 701 7th WRT Investors LLC, it was determined that the Trust does not hold a variable interest in a VIE because 701 7th WRT Investors LLC. does not contain the characteristics of a variable interest entity per ASC 810-10-15-14.  Specifically, 701 7th WRT Investors LLC was sufficiently capitalized to finance its activities, the equity holders have the power to direct the activities of the venture, and the equity holders will absorb the expected losses and are entitled to the expected residual returns.  While the Trust is not the managing member of this venture, and its rights are limited to those which would be considered protective in nature, the activities of the entity are not conducted on behalf of the Trust.  The investment was then evaluated under VOE guidance to determine if there is a presumption that a general partner (or a party that is akin to a general partner) controls the venture.  The Trust holds a 60.9% ownership interest in the venture; however, it is not the managing member.  The managing member makes day-to-day business decisions.  All major decisions require the approval of all members.  Management has concluded that the Trust does not control 701 7th WRT Investors LLC, but does have the ability to significantly influence the 701 7th WRT Investors LLC and therefore the Trust should account for this investment in 701 7th WRT Investors LLC as an equity investment.

Management performed a similar analysis for the Trust’s investment in both Concord and CDH CDO.  Concord and CDH CDO both have two members, inclusive of the Trust’s interest, with each member holding a 50% voting interest.  Both ventures were originally formed in 2006 to acquire real estate whole loans and subordinate real estate debt investments, such as B notes and mezzanine loans, and commercial real estate securities. As of December 31, 2012 Concord and CDH CDO have identical ownership structures and identical management structures.  Therefore the results of the analysis are the same for both entities.  Under the VIE analysis, it was determined that the ventures were sufficiently capitalized to finance the activities of the venture, the equity holders have the power to direct the activities of the ventures, and the equity holders will absorb any expected losses and have the right to receive any expected residual returns.  The Trust holds a 66.67% ownership interest in each of the entities but only 50% of the voting rights.  However, the activities of the ventures are not conducted on behalf of the Trust.  Management has concluded that neither Concord nor CDH CDO are VIE’s.

An affiliate of the Trust is responsible for the day-to-day administration and operations of Concord and CDH CDO.  Decisions that most significantly impact the entities economic performance are jointly decided through each member’s 50% voting interest.  Each member is deemed to have shared power, such that no party is considered to have the power to direct the activities of the entities including the approval of business plans, entering into or modifying agreements and other major transactions.  Neither party has the ability to control the ventures.  Management concluded that the Trust does not control either Concord or CDH CDO, but does have the ability to significantly influence each of these entities, and that the Trust should account for these investments as equity investments.

Signatures, page 118

10.	We note that the company did not identify the principal accounting officer in the signature section. Please advise who serves in this capacity. Please refer to General Instruction D to Form 10-K.

Response:

I, John A. Garilli, serve as Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer for the Trust.  The principal accounting officer will be properly identified in the signature section of future filings.

Schedule 14A – Compensation Discussion and Analysis, page 21
Share Options/Grants

11.
We note your disclosure that you issued shares to Michael Ashner and Carolyn Tiffany.  In future Exchange Act periodic reports, to the extent you provide compensation to your named executive officers, please confirm that you will provide the disclosure required by Item 402 of Regulation S-K.

Response:

The Trust is an externally advised REIT and as such has no employees.  To the extent we provide compensation to our named executive officers we will provide disclosure required by Item 402 of Regulation S-K.

The Trust hereby acknowledges that:

•	The Trust and its management are responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

•	The Trust may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 570-4632 if you have any additional questions.

Sincerely,

/s/ John A. Garilli

John A. Garilli
Chief Financial Officer